Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES Q4 & FULL YEAR 2008 RESULTS
- 2008 Revenues Up 13% to $15.2M, Operating Expenses Down 13%, Net Loss Down 33% -

TEL-AVIV, Israel – February 2, 2009— RADCOM Ltd. (RADCOM) (NASDAQ and TASE:RDCM) today announced its unaudited financial results for the full year and fourth quarter ended December 31, 2008.

Financial Results for 2008
Revenues for the full year 2008 increased by 13% to $15.2 million from $13.5 million in 2007. On the basis of GAAP, the Company’s net loss for the year was $(5.8) million, or $(1.16) per ordinary share (basic and diluted), including non-cash share-based compensation expense of $530,000. This is a reduction of 33% compared with a net loss of $)8.6( million, or $(2.1) per ordinary share (basic and diluted), for the parallel period of 2007, which included non-cash share-based compensation expense of $564,000.

The Company has also presented its results on a non-GAAP basis excluding share-based compensation expense to provide investors and management with insight into RADCOM’s underlying operating results. On such non-GAAP basis, RADCOM’s net loss for 2008 was $(5.3) million, or $(1.05) per ordinary share (basic and diluted), a 34% reduction compared with $(8.0) million, or $(1.96) per ordinary share (basic and diluted), for 2007.

Financial Results for the Fourth Quarter
Revenues for the fourth quarter of 2008 were $2.6 million compared with $4.9 million for the fourth quarter of 2007. On the basis of U.S. generally accepted accounting principles (GAAP), net loss for the period was $(2) million, or $(0.39) per ordinary share (basic and diluted), including non-cash share-based compensation expense of $93,000 taken in respect of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R").  This compared to a net profit of $52,000, or $0.01 per ordinary share (basic and diluted), recorded in the fourth quarter of 2007, which included non-cash share-based compensation expense of $141,000.

The Company is also presenting its results on a non-GAAP basis excluding share-based compensation in order to provide investors with insight into its underlying operating results.  On a non-GAAP basis, RADCOM’s net loss for the fourth quarter of 2008 was $(1.9) million, or $(0.37) per ordinary share (basic and diluted). This compares to non-GAAP net income of  $193,000, or $0.05 per ordinary share (basic and diluted), for the fourth quarter of 2007.

Comments of Management

Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “The revenue increase that we achieved in this difficult year, together with our reduction in expenses and net loss, demonstrates our successful execution of a long-term strategy aimed at building our Company to the next level and returning it to profitability. At the same time, our sales in the fourth quarter were lower than we had expected, reflecting the long sales cycles and project freezes that are accompanying the global slowdown. In spite of this environment, we are encouraged to have been able to achieve a strong book-to-bill ratio for the quarter, a development which gives us both backlog and some visibility into the new year. We have succeeded in penetrating into a number of Tier I and Tier II service providers during 2008, and recorded initial sales of our cutting-edge IMS service monitoring solution. These accomplishments give us a strong basis for optimism as we move into 2009.”

Conference Call Information

RADCOM’s management will hold an interactive conference call today, February 2nd, 2009, at 9:00 AM EST (16:00 Israel Time) to discuss the results and to answer investor and analyst questions.  To participate, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

•	From the US (toll free): (866) 345-5855
•	From Israel (toll free): 1-800-227-297
•	From other locations (not toll free): +972-3-918-0609
A replay of the call will be available after the call on February 2nd until midnight February 9th. To access the replay, please call one of the following numbers:

•	From the US (toll free): (888) 269-0005
•	From Israel (not toll free): 03-925-5928
•	From other locations (not toll free): +972-3-925-5928

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Non-GAAP Information

Certain non-GAAP financial measures are included in this press release.  These non-GAAP financial measures are provided to enhance the user's overall understanding of our financial performance.  By excluding non-cash equity based compensation that has been expensed in accordance with SFAS 123R, our non-GAAP results provide information to both management and investors that is useful in assessing RADCOM’s core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period.  These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

About RADCOM
RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except per share data)
	Three months ended December 31,		Twelve months ended December 31,
	2008[a]	2007[b]	2008[c]	2007[c]
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$2,597	$4,879	$15,238	$13,497
Cost of sales	1,041	1,203	6,025	5,393
Gross profit	1,556	3,676	9,213	8,104

Research and development, gross	1,277	1,756	6,506	7,378

Less - royalty-bearing participation	500	624	2,113	2,096

Research and development, net	777	1,132	4,393	5,282
Sales and marketing	1,564	1,966	7,486	9,279
General and administrative	987	554	2,818	2,391
Total operating expenses	3,328	3,652	14,697	16,952

Operating income (loss)	(1,772)	24	(5,484)	(8,848)
Financing income (loss), net	(225)	28	(309)	265

Net income (loss)	(1,997)	52	(5,793)	(8,583)
Basic net income (loss) per ordinary share	$(0.39)	$0.01	$(1.16)	$(2.10)
Diluted net income (loss) per ordinary share	$(0.39)	$0.01	$(1.16)	$(2.10)
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	5,081,426	4,091,222	4,995,586	4,084,789
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	5,081,426	4,091,222	4,995,586	4,084,789

Note a:  The Company’s results for the fourth quarter of 2008 according to U.S. GAAP include non-cash share-based compensation expense of $93,000 allocated as follows: $1,000 to cost of sales, $24,000 to research and development, $42,000 to sales and marketing and $26,000 to general and administrative.

Note b: The Company’s results for the fourth quarter of 2007 according to U.S. GAAP include non-cash share-based compensation expense of $141,000 allocated as follows: $6,000 to cost of sales, $39,000 to research and development, $47,000 to sales and marketing and $49,000 to general and administrative.

Note c: The Company’s results for the year 2008 according to U.S. GAAP include non-cash share-based compensation expense of $530,000 allocated as follows: $18,000 to cost of sales, $114,000 to research and development, $177,000 to sales and marketing and $221,000 to general and administrative.

Note d:  The Company’s results for the year 2007 according to U.S. GAAP include non-cash share-based compensation expense of $564,000 allocated as follows: $18,000 to cost of sales, $123,000 to research and development, $203,000 to sales and marketing and $220,000 to general and administrative.

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	December 31, 2008	December 31, 2007
	(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	3,513	3,763
Trade receivables, net	7,118	6,589
Inventories	2,752	3,454
Other current assets	973	1,150
Total Current Assets	14,356	14,956

Assets held for severance benefits	2,496	2,480

Property and equipment, net	989	1,460

Total Assets	17,841	18,896

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,121	1,392
Current deferred revenue	1,057	1,593
Current maturities of long-term venture loan	834	-
Other payables and accrued expenses	3,817	4,668
Total Current Liabilities	7,829	7,653

Long-Term Liabilities
Long-term deferred revenue	277	425
Venture loan Less - current maturities	1,485	-
Liability for employees’ severance pay benefits	3,265	3,240
Total Long-Term Liabilities	5,027	3,665

Total Liabilities	12,856	11,318

Shareholders' Equity
Share capital	176	122
Additional paid-in capital	51,474	48,328
Accumulated deficit	(46,665)	(40,872)
Total Shareholders' Equity	4,985	7,578

Total Liabilities and Shareholders' Equity	17,841	18,896